Jardines

02042918

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

02 JUL 29 AM 10:09

15th July 2002

Securities & Exchange Commission
Office of Internatioal Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

Dear Sirs

Mandarin Oriental International Limited

We enclose for your information a copy of a notification dated 15th July 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl.

PROCESSED
AUG 0 8 2002
THOMSON
FINANCIAL

7/30

Full Text Announcement

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

Company	Mandarin Oriental International Ltd
TIDM	MDO
Headline	Notice of Results
Released	10:02 15 Jul 2002
Number	6091Y

MANDARIN ORIENTAL INTERNATIONAL LIMITED
2002 Interim Results Announcement Date

Please be advised that the meeting date at which the interim results and dividend for the six months ended 30th June 2002 of the above Company will be considered is Tuesday, 30th July 2002.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Mandarin Oriental International Limited

15th July 2002

www.mandarinoriental.com

END